PNG Ventures, Inc.
5310 Harvest Hill, Suite 229
Dallas, Texas 75230
Telephone: (214) 666-6250 Facsimile (214) 634-6276

Re:           PNG Ventures, Inc. Responses to SEC comment letter dated September 2, 2009:

Form 10-K for the Fiscal Year Ended December 31, 2008 Filed April 15, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed August 13, 2009
File No. 000-29735

Form 10-K for the Fiscal Year Ended December 31, 2008

Description of Business

Major Customers, page 4

1.
We note your disclosure that you have customers that account for greater than ten percent of your total sales. Please modify your disclosure to identify by name, the specific customers that accounted for greater than ten percent of your total sales. Refer to FRR Section 503.02 for further guidance.

Company response:

We will change the disclosure prospectively to read as follows:

The number of companies and actual or potential customers that own and operate LNG fueled vehicles is relatively small. Consequently, the Company operates in a highly competitive environment and has sales concentrations with certain major customers. However, the Company is developing strategic alliances to expand its customer base and the size of the market overall.

Major Customers

For the year ended 2008, the Company’s four largest customers contributed approximately 53% of total sales to the Company and its predecessor entity. These customers were:

Customer	% of 2008 sales

City of Phoenix	20%
Waste Management, Inc.	19%
Orange County Transportation Authority	14%

All other customers contributed less than 10% to total sales for the year.

For the year ended 2007, four customers contributed approximately 75% of total sales to the Company’s predecessor entity. These customers were:

Customer	% of 2007 sales

Waste Management, Inc.	20%
Orange County Transportation Authority	18%
Clean Energy Inc.	14%
Omnitrans	11%

All other customers contributed less than 10% to total sales for the year.

Risk Factors

One major long-term supply contract, that comprises approximately 20% of our production volume, may not expire until May 2013 and obligates us to sell LNG at a substantial discount to the market price for LNG, page 8

2.	Please expand your disclosure to discuss the specific terms of this supply contract, and the impact such contract may have on your results of operations.

Company response:

This is a fixed price sales contract that was inherited from the predecessor entity, which did not provide a pricing structure sufficient for the company to recover certain costs. This contract was amended, effective August 4, 2009. The amendment provides for an annual pricing increment which is expected to eliminate losses going forward.

We will change the disclosure prospectively to read as follows:

A supply contract, which expires in May 2013, currently requires the Company to deliver LNG to the customer’s site at a net price that may result in an estimated annual loss of approximately $200,000. The losses that we may suffer under this contract, if combined with any losses of other, more profitable contracts, or other material negative events, could result in a material adverse affect on our business operations.

Management's Discussion and Analysis or Plan of Operations

Results of Operations - PNG Ventures, Inc.

Year Ended December 31, 2008 (as defined) compared to December 31, 2007

Cost of Sales. page 23

3.
You explain that your presentation of cost of sales excludes depreciation, amortization, and compensation related to the production of LNG. Please explain to us your basis for excluding these amounts from costs of sales when such amounts relate directly to the production of LNG. Please refer to paragraph 5A of Statement 3 of ARB 43 and SAB Topic 11:B for related guidance.

Company response:

Overall cost of sales should broadly encompass all costs (both direct and indirect) needed to arrive at a gross margin. Cost of sales may, however, exclude depreciation and amortization from the line item provided that there is appropriate disclosure that such amounts have been excluded (i.e., through an appropriately modified caption in compliance with SAB Topic 11B).

The presentation of cost of sales which excludes depreciation, amortization and compensation related to the production of LNG is consistent with that of the predecessor entity. Certain production costs could be reclassified into cost of sales in accordance with ARB 43. However, since they constitute a small percentage of sales, the Company determined that there would be no material impact to the results and maintained the consistent presentation.

Liquidity and Capital Resources, page 24

4.
We note your disclosure that much of your debt outstanding includes “...common stock derivatives that could result in substantial dilution to existing and prospective shareholders...” and that such adjustment provisions may be considered punitive. Given this disclosure, please tell us how you account for the conversion provisions associated with your outstanding debt. Please specifically address whether you have considered the guidance provided in EITF 00-19 and SFAS 133.

Company response:

As required by EITF 00-19 (10), the Company re-evaluated the classification of the BFI note. There has been no change in the terms of the instrument since the previous 10-Q. The conversion feature of the contract provides for a “net share settlement” or cash settlement at the option of the counterparty. Accordingly, the instrument should be classified as a liability under EITF 00-19 (8). Furthermore, the provisions of the BFI note give the counterparty rights that rank higher than the holder of the common stock as a secured creditor and therefore is properly classified as a liability according to EITF 00-19 (29-30).

The conversion feature at $0.09 has not been exercised on the remaining balance of $63,000. We note that the balance of the Note and any applicable discounts is not material to the financial statements as a whole.

We do not believe that SFAS 133 applies to this transaction.

The agreement also contains punitive damages. EITF 00-19 was considered and the company determined that punitive damages were not to be recorded at issuance as it was more likely than not that these damages would not be incurred. As such, no additional discount or liability was recorded related to the punitive damages.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 29

5.
We note the conclusion by your principal executive and financial officers that you maintained effective disclosure controls and procedures as of December 31, 2008. We further note your disclosure that as of December 31, 2008 your management concluded that your internal controls over financial reporting were not effective. Please modify your disclosure to explain how you were able to conclude your disclosure controls and procedures were effective, despite your conclusion that internal controls over financial reporting were not effective.

Company response:

We will modify the disclosures prospectively as follows: (changes in italics) please refer to our response to item 6 below.

Evaluation of Disclosure Controls and Procedures.

The Interim Chief Executive Officer (who also was the interim principal financial officer), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008, the end of the period covered by this report, as required by Rules 13a-15(e) and 15d-15(e) of  the Exchange Act. Based upon management’s evaluation, our current Chief Executive Officer and the Principal Accounting Officer concluded that, as of December 31, 2008, our disclosure controls and procedures were designed at the reasonable assurance level and were effective at the reasonable assurance level to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our current Chief Executive Officer and Principal Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.

This conclusion was based, in part, upon the nature of our business, which is characterized by a relatively low volume of routine and non-complex transactions. The design of our disclosure controls and procedures includes the scrutiny by the Chief Executive Officer, Principal Accounting Officer and other key employees throughout the reporting period, of operating results in the context of their comprehensive knowledge of operations, contracts,  involvement in the management of the business and understanding of the impact of disclosures. Such controls and procedures are supplemented and enhanced by internal review and closing procedures that were implemented as part of the year-end financial statement preparation process. We believe that the scrutiny of management and other key personnel provides an adequate compensating control for deficiencies in internal controls, if any, elsewhere in the process of financial reporting.

Management's Report on Internal Control over Financial Reporting, page 30

6.
On the top of page 31 you disclose that “Management has determined that we have at least the following material weakness in our internal control over financial reporting as of December 31, 2008.” Please clarify to us and in your disclosure whether your management identified other material weaknesses in conjunction with their assessment of internal controls over financial reporting. To this point, inclusion of the phrase “at least” makes your disclosure unclear as to whether you have identified other material weaknesses that are not disclosed in the filing or if you have performed a complete assessment.

Company response:

Management did perform a complete assessment of internal controls. We will delete the phrase “at least” and further modify the disclosure prospectively as follows: (changes in italics) please refer to our response to item 6 below.

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting in accordance with Exchange Act Rule 13a-15. With the participation of our Chief Executive Officer and Principal Accounting Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008, based on the criteria we established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Given the Company’s corporate history, as a shell company until June 30, 2008, that completed an acquisition of an operating business on June 30, 2008, this was the initial evaluation by current management of such controls.

In its evaluation, management considered whether the Company had sufficient “preventive controls” which are controls that have the objective of preventing the occurrence of errors or fraud that could result in a misstatement of the financial statements, and “detective controls” which have the objective of detecting errors or fraud that has already occurred that could result in a misstatement of the financial statements. In its evaluation, management considered whether there were sufficient internal controls over financial reporting, in the context of the Company’s control environment, financial risk assessment, internal control activities, monitoring, and communication to determine whether sufficient controls are present and functioning effectively.

Management recognizes that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

However, management evaluated whether it has implemented and documented controls that adequately address the risk that a material misstatement of the financial statements would not be prevented or detected in a timely manner. In this regard, management undertook a top-down, risk-based approach to this evaluation, including an evaluation of entity-level controls in assessing financial reporting risks and the adequacy of controls. In its evaluation, management focused on those controls that are needed to adequately address the risk of a material misstatement of its financial statements.

The controls that management sought to identify and evaluate were those processes designed by, or under the supervision of, the Company’s principal financial officers, or persons performing similar functions, and implemented by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and
(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

A deficiency in the design of internal control over financial reporting exists when (a) necessary controls are missing or (b) existing controls are not properly designed so that, even if the control operates as designed, the financial reporting risks would not be addressed. Further, such controls should be adequately documented such that the application of such controls can be periodically reviewed, applied consistently, and tested via audit procedures.

It became apparent to the Company during its assessment that the Company did not maintain adequate documentation of established controls, and did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements.

Nevertheless, the Company clearly recognizes the importance of implementing and maintaining disclosure controls and procedures and internal control over financial reporting and has worked to implement an effective system of controls.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has determined that we have the following material weaknesses in our internal control over financial reporting as of December 31, 2008, which has been disclosed to, and reviewed with, our independent auditor.

Lack of documentation regarding internal controls over financial reporting.

Although the Company maintains numerous internal controls over financial reporting, the level of documentation for such controls is inadequate. This heightens the possibility that existing controls may not be applied consistently and properly. As a result such controls could malfunction, and a material misstatement in the annual or interim consolidated financial statements may not be prevented or detected. Accordingly, management has determined this control deficiency constitutes a material weakness.

Insufficient personnel with appropriate accounting knowledge and training.

We did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements. This deficiency could result in misstatements of the aforementioned accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined this control deficiency constitutes a material weakness.

Based on the above described material weaknesses, our management, including our CEO and Principal Accounting Officer concluded that we did not maintain effective internal control over financial reporting as of December 31, 2008, based on the criteria described in Internal Control-Integrated Framework issued by the COSO.

Principal Accountant Fees and Services, page 38

7.	We note your disclosure that “The Board acts as the audit committee and had no pre-approval policies and procedures in effect for the auditors’ engagement for the audit year 2007 and 2008.” Given this disclosure, please tell us how you were able to conclude that the accountant engaged to provide audit services was independent given the guidance provided in Rule 2-01(c)(7)(i) of Regulation S-X.

Company response:

The Board interviewed the audit firm. It did canvass its own members to assess whether any independence issues existed, and determined that there were none. The Board received an ISB 1 memo from the auditors. Management of the predecessor entity was not involved in the engagement of the auditors for the period following June 30, 2008.

Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

8.	In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601 (b)(31) of Regulation S-K. We note you have included additional language in paragraph 4(c) regarding the evaluation of effectiveness of your internal controls over financial reporting, and also excluded the term
“material weaknesses” from paragraph 5(a). Please tell us why these specific modifications were made to the certifications, and if applicable, modify your certifications to be in the exact form set forth in Item 601 of Regulation S-K. This comment is also applicable to your Form 10-Q for the quarterly period ended June 30, 2009.

Company response:

The deviations from the exact form set forth in item 601 (b)(31) were unintentional  typographical errors. These will be corrected prospectively.

Notes to Consolidated Financial Statements

Note 1 Basis of Presentation, page F-8

9.
We note that prior to the share exchange agreement in which you acquired New ELNG, you were considered a blank check company, and had little to no operating activities. It appears that the number of shares issued to Earth LNG Inc (ELNG), the previous parent company of New ELNG, resulted in ELNG obtaining control of the company. We also note that in conjunction with the share exchange agreement you ceased all prior operating activities and succeeded to substantially all of the business of New ELNG. We further note from your disclosure that you accounted for the share exchange agreement under the purchase accounting method which resulted in “stepping up” the basis of New ELNG's assets and liabilities, and recording them at fair value. Given the facts and circumstances of the share exchange agreement, please tell us why you believe stepping up the basis of New ELNG assets and liabilities is appropriate. Please also tell us what consideration you gave to recording the effects of the share exchange agreement as a reverse acquisition in which New ELNG would be considered the accounting acquirer and PNG Ventures would be the accounting acquiree.

Company response:

The legal form of the transaction was a share exchange whereby New ELNG was sold to PNG in exchange for 7 million shares issued to ELNG. However ELNG, in conjunction with the receipt of those shares, granted one of its debt holders an irrevocable proxy to vote the shares as well as a security interest in the shares and an option to the creditor to convert such shares in exchange for settlement of part of the debt, effectively giving up control of the surviving business. Subsequently, ELNG transferred 5.6 million shares to settle part of the debt and provided the senior debt holder with voting and security interest in the remaining 1.4 million shares. Furthermore, ELNG did not get control of PNG’s Board and did not participate in the Company’s management after June 30, 2008, the date of the transaction.

ELNG gave up control of the business following the date of the transaction and no one person or entity other than PNG acquired control. In effect, various creditors and pre-acquisition shareholders through PNG, purchased the business. PNG’s control had substance through the acquisition date, because of its ability to settle prior debts, negotiate terms with surviving shareholders and enter into a relationship with senior debt holders. Therefore, PNG is considered to be the acquirer and surviving entity for reporting purposes. Accordingly, the  assets, including a production plant, were  stepped up to FV basis ($34 million).

We concluded this was a purchase transaction because the change in control was the result of a business combination, pursuant to FAS 141, par (9) and FIN 46(r) par (5), given the facts of ELNG’s voting control, risk and reward. Accordingly, we believe the step-up in basis is appropriate.

EITF 88-16 guidance was considered in terms of change in control, partial step-up and recapitalization but was deemed not applicable in this case.

Note 2  Going Concern and Management's plans (Unaudited). Rage F-8

10.
Please tell us why you have included specific discussion regarding your ability to continue as a going concern when your independent public accounting firm has not included a specific paragraph in their report regarding the uncertainty of the company's ability to continue as a going concern. Please also tell us why this note has not been audited.

Company response:

The disclosure in Note 2 is a “forward-looking” statement and as such, cannot be audited. Furthermore, this disclosure is consistent with the remarks in Item 1A, page 5 in the 10-K. Based on their audit work and professional judgment, the auditors concluded there is no “going concern” issue and consequently, no explanatory paragraph was included in their audit report.

Note 10 Litigation

Kelley, page F-18

11.	We note your disclosure that you dispute all claims that are alleged, believe there are valid defenses to these claims and intend to vigorously defend your position.
We further note that you believe the allegations are without merit. Given your position with regard to these allegations, please tell us why you believe recording an accrual is necessary and consistent with the guidance provided in SFAS 5.

Company response:

The accrual for the contingent loss included in the 10-Q for the third quarter of 2008, was based on settlement negotiations with the plaintiff, expected to be successfully concluded as of the 10-K filing date in 2008, in accordance with the SFAS 5 standard of “probable and reasonably estimated” for events including the period from the balance sheet date until the date of the audit report.

However, as of the 10-K filing date, the negotiations had been discontinued and litigation commenced. At that point the outcome of the matter had become unknown and inestimable. Even though the change in circumstances did not support the standard for the previous accrual, we believe it would have been inappropriate and misleading to reverse the accrual. The Company still believes its case has merit and will vigorously defend its position.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Consolidated Statement of Operations, page 4

12.	Please modify your presentation to refrain from using the title “Net Income from Operations.” Such title is too similar to the measure of Net Income, and may be confusing to a reader.

Company response:

This modification will be made prospectively.

Disclosure Controls and Procedures, page 32

13.	Your disclosure states that your “...CEO and CFO have concluded that the Company’s disclosure controls and procedures were not adequately designed and effective in ensuring...” It is unclear from this disclosure if your management has concluded that your disclosure controls and procedures are effective or not effective. Please modify your disclosure to clearly state your management’s conclusion regarding the effectiveness of your disclosure controls and procedures.

Company response:

This disclosure will be modified prospectively, to be consistent with 10-K.